                                                               Exhibit 11(a)(11)



                            MORRISON RESTAURANTS INC.
                             3300 HIGHLANDS PARKWAY
                                    SUITE 130
                             ATLANTA, GEORGIA 30082


                           PICCADILLY CAFETERIAS, INC.
                           3232 SHERWOOD FOREST BLVD.
                              BATON ROUGE, LA 70817


                                   May , 1998



[Addressee]


Dear ________:

         We are pleased to inform you that, subject only to satisfaction of the two conditions set forth in the next to the last paragraph of this letter, Piccadilly Cafeterias, Inc. has agreed to pay to you the cash amount set forth on Appendix A to this letter. This cash payment will be in lieu of the issuance of shares of Morrison Common Stock and related non-qualified stock options (collectively, the "Equity") to you under Morrison's Management Stock Option Program that were related to the fiscal quarter ended February 28, 1998 and for which you had made an election on or before April 30, 1998. The amount on Appendix A reflects the sum of the following:

         (i) for each of the shares of Morrison Common Stock that you had the right to acquire for $2.8125, the difference between the $5.00 tender offer price and $2.8125 (the amount you paid for the shares will be returned to you by Morrison Restaurants);

         (ii) for each of the additional 15% of the shares of Morrison Common Stock that would have been granted at no additional cost to you, the tender offer price of $5.00; and

         (iii) for each share subject to an option that would have been granted to you, the difference between the $5.00 tender offer price and the $2.8125 per share exercise price.

         In view of your past substantial contribution to Morrison Restaurants and given your importance to the future success of Piccadilly, Piccadilly believed that payment of the foregoing amounts was appropriate and in the best interest of Piccadilly and you.

         The cash payment will be made to you if (i) Piccadilly closes its previously announced public tender offer for the outstanding shares of Morrison Common Stock, and (ii) you execute the consent below, and return an executed copy of this letter in the enclosed, self-addressed envelope. Piccadilly currently expects to close the tender near the end of May, so your prompt return of this form will help avoid any delay in your receipt of the payment.

         Once again, many thanks for your years of loyal service to Morrison Restaurants.

                                  Best Regards,


                                  Ronnie L. Tatum
                                  Chief Executive Officer of
                                  Morrison Restaurants Inc.


                                  Ronald A. Laborde
                                  President and Chief Executive Officer of
                                  Piccadilly Cafeterias, Inc.

                                     CONSENT


         The undersigned, who is the addressee of this letter, hereby agrees to accept the cash payment referenced in the foregoing letter in lieu and satisfaction of the Equity that the undersigned would otherwise receive.








                                             ---------------------------------

                                   Appendix A